FILED BY EXPRESS SCRIPTS HOLDING COMPANY

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

AND DEEMED FILED PURSUANT TO RULE 14a-12

UNDER THE SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANIES: EXPRESS SCRIPTS HOLDING COMPANY AND CIGNA CORPORATION

COMMISSION FILE NO. 001-35490

The following is a slide presentation from the joint conference call of Express Scripts Holding Company and Cigna Corporation on March 8, 2018 regarding the proposed transaction described therein.

CIGNA TO ACQUIRE EXPRESS SCRIPTS March 8, 2018

Important Information for Investors and Shareholders CAUTIONARY NOTES ON FORWARD LOOKING STATEMENTS Information included or incorporated by reference in this communication, and information which may be contained in other filings with the Securities and Exchange Commission (the “SEC”) and press releases or other public statements, contains or may contain forward-looking statements. These forward-looking statements include, among other things, statements of plans, objectives, expectations (financial or otherwise) or intentions. Forward-looking statements, including as they relate to Express Scripts (“Express Scripts”) or Cigna (“Cigna”), the management of either such company or the transaction, involve risks and uncertainties. Actual results may differ significantly from those projected or suggested in any forward-looking statements. Express Scripts and Cigna do not undertake any obligation to release publicly any revisions to such forward-looking statements to reflect events or circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. Any number of factors could cause actual results to differ materially from those contemplated by any forward-looking statements, including, but not limited to, the risks associated with the following: the inability of Express Scripts and Cigna to obtain stockholder or regulatory approvals required for the merger or the requirement to accept conditions that could reduce the anticipated benefits of the merger as a condition to obtaining regulatory approvals; a longer time than anticipated to consummate the proposed merger; problems regarding the successful integration of the businesses of Express Scripts and Cigna; unexpected costs regarding the proposed merger; diversion of management’s attention from ongoing business operations and opportunities; potential litigation associated with the proposed merger; Focus on differentiated strengths the ability to retain key personnel; the availability of financing; effects on the businesses as a result of uncertainty surrounding the proposed merger; and the industry may be subject to future risks that are described in SEC reports filed by Express Scripts and Cigna. You should carefully consider these and other relevant factors, including those risk factors in this communication and other risks and uncertainties that affect the businesses of Express Scripts and Cigna described in their respective filings with the SEC, when reviewing any forward-looking statement. These factors are noted for investors as permitted under the Private Securities Litigation Reform Act of 1995. Investors should understand it is impossible to predict or identify all such factors or risks. As such, you should not consider either foregoing lists, or the risks identified in SEC filings, to be a complete discussion of all potential risks or uncertainties. 2

Important Information for Investors and Shareholders IMPORTANT INFORMATION ABOUT THE TRANSACTION AND WHERE TO FIND IT This communication does not constitute an offer to buy or solicitation of an offer to sell any securities. In connection with the proposed transaction, the newly formed company which will become the holding company following the transaction (“Holdco”)” intends to file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of Cigna and Express Scripts that also constitutes a prospectus of Holdco. Cigna and Express Scripts also plan to file other relevant documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. You may obtain a free copy of the joint proxy statement/prospectus (if and when it becomes available) and other relevant documents filed by Holdco, Cigna and Express Scripts with the SEC at the SEC’s website at www.sec.gov. Copies of documents filed with the SEC by Cigna will be available free of charge on Cigna’s website at www.Cigna.com or by contacting Cigna’s Investor Relations Department at (215) 761-4198. Copies of documents filed with the SEC by Express Scripts will be available free of charge on Express Scripts’ website at www.express-scripts.com or by contacting Express Scripts’ Investor Relations Department at (314) 810-3115. PARTICIPANTS IN THE SOLICITATION Cigna (and, in some instances, Holdco) and Express Scripts and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction under the rules of the SEC. Investors may obtain information regarding the names, affiliations and interests of directors and executive officers of Cigna (and, in some instances, Holdco) in Cigna’s Annual Report on Form 10-K for the year ended December 31, 2017, which was filed with the SEC on February 28, 2018, and its preliminary proxy statement for its 2018 Annual Meeting, which was filed with the SEC on March 2, 2018. Investors may obtain information regarding the names, affiliations and interests of Express Scripts ’s directors and executive officers in Express Scripts’ Annual Report on Form 10-K forFocus the year ended on differentiated December 31, 2017, which strengths was filed with the SEC on February 27, 2018, and its proxy statement for its 2017 Annual Meeting, which was filed with the SEC on March 17, 2017. You may obtain free copies of these documents at the SEC’s website at www.sec.gov, at Cigna’ website at www.Cigna.com or by contacting Cigna’ Investor Relations Department at (215) 761-4198. Copies of documents filed with the SEC by Express Scripts will be available free of charge on Express Scripts’ website at www.express-scripts.com or by contacting Express Scripts’ Investor Relations Department at (314) 810-3115. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction if and when they become available. Investors should read the joint proxy statement/prospectus carefully and in its entirety when it becomes available before making any voting or investment decisions. NO OFFER OR SOLICITATION This communication is for informational purposes only and not intended to and does not constitute an offer to subscribe for, buy or sell, the solicitation of an offer to subscribe for, buy or sell or an invitation to subscribe for, buy or sell any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law. 3

Important Information for Investors and Shareholders NON-GAAP MEASURES AND OTHER KEY INFORMATION Throughout this presentation, we use various financial measures when describing its financial results and outlook that are not determined in accordance with accounting principles generally accepted in the United States of America (“GAAP”). Adjusted income from operations, on a consolidated basis, is not determined in accordance with GAAP. Throughout this presentation, the term “earnings per share” or “EPS” means adjusted income from operations on a fully diluted per share basis. The slide titled “Definitions of Key Financial Terms” includes our definition of adjusted income from operations and an explanation of why management uses this measure. The “Definitions of Key Financials Terms” slide also includes definitions of other financial or business metrics referenced throughout this presentation, including consolidated operating revenues. 4

Participants David Cordani Cigna President and Chief Executive Officer Tim Wentworth Express Scripts President and Chief Executive Officer Eric Palmer Cigna EVP and Chief Financial Officer Will McDowell Cigna VP Investor Relations
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Global Health Care Market Trends… Eroding health Changing role Technological Regulatory and Affordability and Aging population status of consumers innovation legislative climate accessibility challenges … Drive Key Needs for the People We Serve Customers Clients Health Care Professionals Communities Government Tremendous need for personalization, affordability and predictability 6

Cigna’s Enterprise Strategy Combination with Express Scripts accelerates Cigna’s Enterprise Strategy Go Deeper Go Local Go Beyond Expands and deepens our Ensures our solution Further innovates and customer, client and partner suite and services meet differentiates our relationships; customer, client and businesses, the Increases depth in targeted partner needs at a local experiences we deliver, sub-segments, geographies market level and overall social impact 7

Acquisition of Express Scripts Makes Health Care Simpler CUSTOMERS CLIENTS PARTNERS Consumer Choice Patient-Provider Alignment Personalized Value Full suite of health engagement Connective tissue between individuals Build health care services around services and their health care providers customer, client and health plan needs Accessible through ways that are A more coordinated approach to an Actionable insights and predictive analytics easiest for the customer individual’s health care journey Adoption of evidence-based care Technology solutions to support care Deliver industry-leading innovation decisions Charting a healthier, more affordable, and more personalized health care journey 8

Combining Two Leading Health Services and Pharmacy Services Companies Cigna Commercial Employer —Industry leading medical trend —Deeply integrated behavioral, medical and specialty pharmacy offerings Seniors —Market-leading customer experience: MA has earned a NPS score of 70 —Strong clinical capabilities and expertise in care coordination Global Supplemental —Leading direct to consumer distribution capabilities —Personalized solutions tailored to emerging market needs Group Disability —Leading disability absence management model that creates cost savings for employers —Best-in-class return to work results Broad Portfolio of Specialty Services Leading Specialty Pharmacy Expertise Integrated Behavioral, Medical & Pharmacy Management Cost Affordability & Clinical Quality Advanced Analytics Express Scripts Core PBM Services —Differentiated Pharmacy Trend —Home Delivery Pharmacy: Efficient e-commerce platform processes 115+ million annual prescriptions —Retail Network: With 70,000+ pharmacies, provides members with optionality and lowest cost Rx fill —Clinical Solutions: Driven by SafeGuardRx deliver greater value, better health outcomes Specialty —Differentiated clinical specialization through Accredo improves adherence and health —Specialized care models for the most chronic and complex diseases have earned a NPS score above 70 Medical Management —Leading medical benefit manager through eviCore Simplifies the health care journey with 1+ billion customer touch points annually 9

Our Beliefs as a Combined Company Keep the healthy and at risk populations healthy Take full advantage Maximize adoption of of preventive care evidence-based care Deliver best in class Leveraging enhanced real Deliver industry leading quality of care for people time data across an innovation to support with acute and chronic expanded platform care decisions conditions Advances our mission of improving the health, well-being and sense of security of those we serve around the world 10

Combination Will Expand our Value Proposition for All Stakeholders Today Long-term Vision Be a trusted life and health care Ensure broad and seamless access to care decision making partner, helping customers Consumers (providers and pharmacies) + navigate their health journey Ensure employees have broad choice and Provide workforce with health care + access to maintain and further improve Employers at most affordable cost their health and productivity Deliver volume; early signs of deeper partnerships Help delivery system partners drive better outcomes + via broader array of services (including insights) that Delivery systems improve care patterns and risk management Partner to provide broad and convenient Enable (via services) pharmacies to become a more pharmacy access to consumers + influential point of contact with consumers, with tighter Pharmacies alignment across medical and pharmacy Help health plans win and growth through Create a new healthcare services business PBM and MBM services + complementary to health plan offering that expands Health plans our ability to drive health plan growth Support therapy innovation and value based Finance purchase of most drugs + Pharma Manufacturers outcomes through real world insights Engaged in policy dialogue to ensure access, + Support research and data sharing efforts to Policy R&D choice and affordability for consumers enable innovation and improve quality of care 11

Transaction Overview

Purchase Price & Consideration	• ~$67 billion cash and stock transaction • Consideration consists of $48.75 and 0.2434 shares of stock of the combined company per Express Scripts share • Represents a premium of 31% over Express Scripts' closing price as of March 7, 2018
Ownership	• Cigna shareholders will own 64%; Express Scripts shareholders will own 36%
Financing	• Pro forma debt-to-capitalization of ~49%, projected to return to 30s in 18-24 months post-close • Committed to retaining investment grade debt ratings
Leadership & Governance	• Upon closing, the combined company will be led by David Cordani as President and CEO • Tim Wentworth will assume the role of President of Express Scripts, Inc. • The combined company's board will be expanded to 13 directors, including four independent members of the Express Scripts board
Approvals & Closing	• Subject to Cigna and Express Scripts shareholder approval, as well as regulatory approvals • Anticipated closing December 31, 2018

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Delivers Meaningful Shareholder Value Significantly broadens and strengthens Cigna’s growth profile Strong EPS1 profile with double digit accretion in first full year post-close, excluding the impact of Express Scripts’ transitioning clients Greater than ~$600 million of retained synergies, primarily reflecting the benefit of administrative efficiencies Meaningful opportunities for additional synergies to be realized through integration of complementary platforms over the longer term Generates significant cash flow from service-oriented business to support strategic growth initiatives Financial strength and flexibility to delever and maintain investment grade debt ratings Enhancing Cigna’s revenue and earnings growth 13

Robust Future Revenue Growth Revenue2 EXPECTED $123B ANNUAL REVENUE GROWTH 6-8% 2017 2021 Pro forma Projected Competitively attractive revenue growth across a diversified portfolio of businesses 14

Transaction Generates Strong, Diversified Earnings Profile EPS 2x 20–$21 Accretive Stronger fundamental in Year 1 demand for Cigna’s $2-$3 Accretion products and services Improvements in cost of $10.46 care $18 Initial target Operating efficiencies Robust free cash flow generation 2017A 2021E Increases 2021 EPS growth target to $20–$21 15

Sources & Uses of Capital Available Cash 7.2 Upon closing, proforma New Debt and Commercial Paper 22.5 debt to capitalization ratio will be ~49% Sources ($B) Express Scripts Debt Assumed 13.2 Prioritization of debt New Equity Issued in Transaction 26.6 repayment over other Total Sources 69.6 forms of capital deployment until leverage returns to the 30s in Purchase Equity 54.0 18 to 24 months Express Scripts Debt Assumed 15.0 Uses ($B) Post-close, ability for Other 0.6 some continued capital deployment Total Uses 69.6 16

Driving Meaningful Stakeholder Value Enables Better Affordability, Clinical Quality and Customer Experiences Through: – Expanded Consumer Choice Health – Strengthened Patient-Provider Alignment and Connectivity Care System – Broadened Access and Personalized Value Advances Ongoing Pursuit to Address Societal Health Needs – Post-closing, $200M Investment in Charitable Foundation Focus on differentiated strengths Attractive Long-term Revenue Growth Immediate Accretion in Year One Shareholders Substantial Free Cash Flow Generation Doubling EPS target from 2017 to 2021 17

APPENDIX

Definitions of Key Financial Terms 1Adjusted income from operations is defined as shareholders’ net income excluding the following after-tax adjustments: net realized investment results, net amortization of other acquired intangible assets and special items. Special items are excluded because management believes they are not representative of the underlying results of operations. This consolidated measure is not determined in accordance with accounting principles generally accepted in the United States (GAAP) and should not be viewed as a substitute for the most directly comparable GAAP measure, shareholders’ net income. We are not able to provide a reconciliation to shareholders’ net income (loss) on a forward-looking basis because we are unable to predict, without unreasonable effort, certain components thereof including (i) future net realized investment results and (ii) future special items. These items are inherently uncertain and depend on various factors, many of which are beyond our control. As such, any associated estimate and its impact on shareholders’ net income could vary materially. 2The measure “consolidated operating revenues” is not determined in accordance with GAAP and should not be viewed as a substitute for the most directly comparable GAAP measure, “total revenues.” Cigna defines consolidated operating revenues as total revenues excluding realized investment results. Express Scripts core business excludes the contributions Focus fromon Coventry differentia and Catamaran, ed strengths both of which were acquired and are transitioning off the Company’s book of business, as well as Anthem. 19